UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 333-226308

COLOR STAR TECHNOLOGY CO., LTD.

(Translation of registrant’s name into English)

80 Board Street, 5th Floor
New York, NY 10005
Tel: +1 (929) 317-2699
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Registered Direct Offering Pricing

On August 13, 2025, Color Star Technology Co., Ltd. (the “Company”) entered into securities purchase agreements with certain institutional investors for the purchase and sale of 11,450,000 Class A Ordinary Shares (the “Ordinary Shares”) at a purchase price of $0.56 per share, together with warrants to purchase up to 11,450,000 Ordinary Shares (the “Warrants”) at an initial exercise price of $0.56 per share (the “Offering”).

The Warrants will be immediately exercisable and will expire 5 years from the date of issuance. The Warrants may, at any time following the closing of this Offering and in the holders’ sole discretion, be exercised in whole or in part by means of a zero exercise price option, in which the holders will receive two (2) times the number of Ordinary Shares that would be issuable upon a cash exercise of the Warrant, without payment of additional consideration. In addition, the exercise price for the Warrants will be adjusted downward on the first trading day following the closing of this Offering to the price that is equal to 50% of the initial exercise price of the Warrants; and upon each adjustment to the exercise price for the Warrants, the number of issuable warrant shares will be proportionately increased so that the nominal aggregate exercise price of the Warrants will remain the same.

Gross proceeds, before deducting placement agent fees and other Offering expenses, are expected to be approximately $6.4 million.

The Offering is expected to close on or about August 14, 2025, subject to customary closing conditions. The Company intends to use the proceeds from the Offering for partial repayment of certain outstanding debt and the balance for general corporate purposes and working capital.

In addition, the Company has entered into an agreement with certain existing investors holding Convertible Notes issued by the Company in January 2025, pursuant to which such investors have agreed to waive certain rights in consideration of the Company issuing to such investors approximately 2.9 million additional warrants, identical in all respects to the Warrants issued in the Offering.

Maxim Group LLC is acting as the sole placement agent in connection with the Offering.

The Ordinary Shares and Warrants will be offered pursuant to the Company’s effective registration statement on Form F-3 (Registration Statement No. 333-281668) previously filed with the United States Securities and Exchange Commission (the “SEC”), which was declared effective by the SEC on August 28, 2024. A prospectus supplement relating to the securities will be filed by the Company with the SEC. Copies of the prospectus supplement relating to the Offering, together with the accompanying base prospectus, can be obtained, when available, at the SEC’s website at www.sec.gov or from Maxim Group LLC, 300 Park Avenue, 16th Floor, New York, NY 10022, Attention: Syndicate Department, or via email at syndicate@maximgrp.com or telephone at (212) 895-3500.

Forward-Looking Statements

This report on Form 6-K contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantee of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s goals and strategies; the Company’s future business development, including the development of the metaverse project; product and service demand and acceptance; changes in technology; economic conditions; the growth of the educational and training services market internationally where ADD conducts its business; reputation and brand; the impact of competition and pricing; government regulations; cryptocurrency mining the ability of Color Star to meet Nasdaq listing standards in connection with the consummation of the offering contemplated herein; the Company’s expectation that the offering will result in immediate and substantial dilution to the existing shareholders; the Company’s anticipated use of approximately 50% of the net proceeds from the offering to repay an outstanding loan and approximately 30% of the net proceeds to repay an outstanding convertible note and other risks and uncertainties described herein, as well as those risks and uncertainties discussed from time to time in other reports and other public filings with the Securities and Exchange Commission by Color Star. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this report on Form 6-K. Additional factors are discussed in the Company’s filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward–looking statements to reflect events or circumstances that arise after the date hereof unless required by applicable laws, regulations or rules.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 13, 2025

COLOR STAR TECHNOLOGY CO., LTD.

By:	/s/ Samantha Huang
Name:	Samantha Huang
Title:	Chief Executive Officer

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